FILED BY PANALPINA WELTTRANSPORT (HOLDING) AG

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: PANALPINA WELTTRANSPORT (HOLDING) AG

FILE NO. 132-02826

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, OR JAPAN OR INTO ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

1 April 2019

Panalpina and DSV agree to join forces

DSV and Panalpina have reached an agreement on the terms and conditions of a combination by way of a Public Exchange Offer to all Panalpina shareholders. The board of directors of Panalpina recommends that Panalpina shareholders accept the Public Exchange Offer. The Public Exchange Offer already has the support of shareholders representing 69.9% of the registered shares of Panalpina, who have irrevocably agreed to tender their shares into the Public Exchange Offer. This includes Panalpina’s largest shareholder, Ernst Göhner Foundation and Cevian and Artisan*.

Pursuant to the Public Exchange Offer, DSV will offer 2.375 DSV shares (with a nominal value of DKK 1 per share) for one Panalpina share (the “Exchange Ratio”). Fractional DSV shares will be settled in cash. Based on the DSV closing price of DKK 550.4 and an exchange rate of DKK 1.00 = CHF 0.1498 as of 29 March 2019, the Exchange Offer equals an implied offer price of CHF 195.8 for each Panalpina share.

The transaction has an enterprise value of approximately CHF 4.6 billion corresponding to DKK 30.5 billion on the basis of the closing price of DSV prior to the date of this announcement and the DKK-CHF exchange rate published by Bloomberg at 4pm GMT on 29 March 2019, the last trading day on NASDAQ Copenhagen prior to the date of this announcement.

Using the closing price of DSV prior to the date of this announcement, the Exchange Ratio represents a premium of approximately 43% to the on-exchange closing price of Panalpina shares on SIX of CHF 137 on 15 January 2019, the day before DSV’s initial proposal was published.

If the Exchange Offer is successful, DSV and Panalpina will become one of the world’s largest transport and logistics companies with a combined pro forma revenue of approximately DKK 118 billion and a combined workforce of more than 60,000 employees.

An integration committee comprising an equal number of Panalpina and DSV representatives will be established to oversee the integration process and ensure a fair treatment of all employees. A thorough evaluation will be carried out with the aim to maintain relevant functions and competences in Switzerland.

Following completion, DSV will propose to its shareholders, at an extraordinary general meeting to be convened, to change its name to “DSV Panalpina A/S”, which reflects the long, rich history of both companies.

Subject to fiduciary duties, DSV has agreed with the board of directors of Panalpina to propose a dividend policy with a pay-out ratio to DSV’s shareholders of approximately 15% of net profit.

Peter Ulber, Chairman of the Board of Panalpina, comments:
“In the course of the past weeks, Panalpina’s board of directors and management has been exploring different strategic initiatives and held discussions with DSV about a potential combination. The board of director’s assessment is that the updated proposal of DSV is very attractive. It is recognizing the quality of Panalpina’s employees, the company’s strong position as one of the world’s leading providers of supply chain solutions, and its special competencies and know-how in air and ocean freight. The board of directors recommends Panalpina’s

*) Artisan Partners Limited Partnership, acting as investment adviser to and on behalf of its clients in its International Value Strategy

DSV A/S, Hovedgaden 630, 2640 Hedehusene, Denmark, tel. +45 43 20 30 40, CVR No. 58233528, www.dsv.com.

DSV — Global Transport and Logistics

We provide and manage supply chain solutions for thousands of companies every day — from the small family run business to the large global corporation. Our reach is global, yet our presence is local and close to our customers. 47,000 employees in more than 75 countries work passionately to deliver great customer experiences and high-quality services. Read more at www.dsv.com shareholders to accept the offer. Talks with Agility have been discontinued. We are now looking forward to join forces with DSV and contribute to creating one of the world’s largest transport and logistics companies. Our customers will be able to benefit from a stronger network and service offering as well as new competencies and skills.”

Kurt Larsen, Chairman of the Board of DSV, comments:

“A combination of DSV and Panalpina further strengthens our position as a leading global freight forwarding company. Together, we can present a strong global network and enhanced service offering to our clients, further solidifying our competitive edge in the industry. It’s a great match on all parameters. Panalpina is a great company and we’re very excited by this possibility to join forces and to welcome Panalpina’s talented staff”.

Ernst Göhner Foundation to become DSVs largest shareholder

Ernst Göhner Foundation, Panalpina’s largest shareholder with a 46% stake, has agreed with DSV to tender all of its shares in the Public Exchange Offer pre-announced today.

At completion of the transaction Ernst Göhner Foundation is expected to become the largest shareholder of DSV with a holding of approximately 11% of the issued share capital. DSV has undertaken to nominate and recommend to its shareholders that a candidate proposed by Ernst Göhner Foundation will be elected to the board of directors of DSV A/S. Ernst Göhner Foundation has undertaken not to sell or dispose of its DSV shares for a period of 24 months following settlement of the Public Exchange Offer, save for limited participation in share buy-back programmes that may be undertaken by DSV in the future.

Thomas A. Gutzwiller, Member of the Board of Trustees and Chairman of the independent Panalpina Committee of Ernst Göhner Foundation, comments:

“In view of the ongoing industry consolidation and resulting opportunities and risks, we have carefully considered various options for Panalpina with an open mind. Our Board of Trustees unanimously concluded that the proposed combination under the umbrella of DSV provides the best opportunities for Panalpina to meet future market challenges from a position of strength and to create value for all stakeholders. As an entrepreneurial foundation with a philanthropic purpose, we feel very comfortable with the announced solution both in terms of quality and security as well as earnings potential. In this spirit of continuity Ernst Göhner Foundation looks forward to supporting DSV Panalpina as the largest shareholder.”

Transaction overview

•                  Exchange Ratio of 2.375 DSV shares (with a nominal value of DKK 1 per share) for one Panalpina share

•                  Transaction multiple: 28.1x reported 2018 EV/EBITDA multiple (pre-IFRS 16) of the Panalpina group calculated on the basis set out above

•                  The main offer period for the Public Exchange Offer is expected to commence in the end of May 2019 subsequent to Public Exchange Offer materials being duly approved by regulatory bodies and to last until the end of June 2019 with a right to extend

•                  Assuming that the Public Exchange Offer is accepted by all Panalpina shareholders, DSV will issue an aggregate of approximately 56 million DSV shares equivalent to approximately 23% of the enlarged share capital of DSV as consideration in the Public Exchange Offer

•                  The Public Exchange Offer is subject to the satisfaction of customary conditions, including acceptance by 80% of all publicly held Panalpina shares (including the 69.9% shares already subject to an agreement to tender), receipt of all necessary regulatory approvals, approval of a capital increase at an extraordinary general meeting in DSV, approval of a listing prospectus and admittance of the new DSV shares for trading at NASDAQ Copenhagen and effectiveness of a US Registration Statement

•                  Public Exchange Offer settlement and completion of the transaction are expected in Q4 2019

A summary of the material terms and conditions of the transaction agreement entered into between DSV and Panalpina in relation to the Public Exchange Offer will be part of DSV’s listing prospectus, which is expected to be published towards the end of Q2 2019 and will be available, together with other Public Exchange Offer documents as required by law, at investor.dsv.com.

Strategic rationale

Acquisitions are an integral part of DSV’s strategy, and DSV has a track record of successful integrations. The combination with Panalpina is expected to increase DSV’s annual revenue by close to 50%, which will rank the combined companies in the industry top four with a pro forma revenue of approximately DKK 118 billion and a combined workforce of more than 60,000 employees. The combined company will have own operations in more than 90 countries.

Scale remains one of the key competitive advantages in freight forwarding with significant operational and commercial benefits.

The Air & Sea division will be substantially strengthened and will be among the largest providers globally with close to 3 million containers (TEU’s) and more than 1.5 million tonnes of air freight transported yearly.

Contract logistics capabilities are increasingly important due to complex supply chains and changing distribution channels. The Solutions division will be strengthened and Panalpina will bring additional warehousing capacity of more than 500,000 square metres.

DSV’s road network will be a strong addition to Panalpina’s existing service offering.

The combination will increase DSV’s exposure to APAC and the Americas thereby further balancing DSV’s geographical footprint.

DSV and Panalpina is a strong match with many potential synergies as a result of similarities in business models, services and strategies:

•                  Unique customer relationships and vertical expertise

•                  Operational excellence and efficiency ‘DNA’

•                  Commercial synergies and cross-selling opportunities from stronger network and service offerings, new competencies and skills

•                  Consolidation of operations, administration and logistics facilities

•                  Consolidation of IT infrastructure

It is the target for the transaction to be EPS accretive (diluted and adjusted) in year 2 after settlement of the Public Exchange Offer, and it is DSV’s aspiration to lift the operating margin of the combined entity towards DSV’s existing level.

Following settlement of the Public Exchange Offer, further details on the impact of the acquisition will be communicated. This will include estimates of synergies and integration costs as well as an update on the financial outlook and financial targets.

About Panalpina

The Panalpina Group is one of the world’s leading providers of supply chain solutions. The company combines its core products — Air Freight, Ocean Freight, and Logistics and Manufacturing — to deliver globally integrated, tailor-made end-to-end solutions for 12 core industries. Drawing on in-depth industry know-how and customized IT systems, Panalpina manages the needs of its customers’ supply chains, no matter how demanding they might be. Project Solutions is a specialized service for the energy and capital projects sector. The Panalpina Group generated revenues of approximately CHF 6 billion in 2018 and operates a global network with some 500 offices in around 70 countries, and it works with partner companies in another 100 countries. Panalpina employs approximately 14,500 people worldwide who deliver a comprehensive service to the highest quality standards — wherever and whenever.

About DSV

DSV provides and manages supply chain solutions for thousands of companies every day — from the small family run business to the large global corporation. 47,000 employees in more than 75 countries work passionately to deliver great customer experiences and high-quality services — and help ensure a steady supply of goods to production lines, outlets, stores and consumers all over the world. DSV is organised into three divisions offering the complete range of services to support our customers’ entire supply chain: Air & Sea, Road and Solutions (warehousing and logistics services). In 2018 DSV generated revenues of approximately DKK 79 billion. More than 1,000 offices, terminals and warehouses across the world enable DSV to be close to local markets while taking advantage of a global perspective and network to secure the best possible service.

Media conference in Basel

Panalpina is inviting journalists to a media conference which will take place on April 1, 2019, 15.30 CET at Panalpina’s headquarters in Basel, Viaduktstrasse 42. At the media conference, Stefan Karlen, CEO of Panalpina, and Jens Bjørn Andersen, CEO of DSV, will present the transaction and take questions.

The conference can be accessed via phone. Dial-in numbers will be provided in the course of the day on the Financial Calendar page of Panalpina’s website:

https://panalpina.com/www/global/en/home/investors/financial_calendar/financial_calendar_2019.html

Pre-registration for the media or telephone conference is not necessary.

Contacts DSV:

Investor Relations

Flemming Ole Nielsen, tel. +45 43 20 33 92, flemming.o.nielsen@dsv.com

Nicolas Thomsen, tel. +45 43 20 31 93, nicolas,thomsen@dsv.com

Media

Tina Hindsbo, tel. +45 43 20 36 63, tina.hindsbo@dsv.com

Contacts Panalpina:

Investor Relations

Robert Erni, Chief Financial Officer, tel. +41 61 226 11 25, robert.erni@panalpina.com

Media

Edna Ayme-Yahil, Head of Marketing and Communications, tel. +41 791589359, edna.ayme@panalpina.com

Forward-looking statements

This announcement contains forward-looking statements that reflect DSV’s current expectations and views of future events. Some of these forward-looking statements can be identified by terms and phrases such as “estimate,” “expect,” “target,” “plan,” “project,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by EGS; expected financial results and characteristics of the combined company; expected timing of the launch and closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; and the expected benefits of the proposed transaction, including related synergies. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. Risks and uncertainties include: the ability of DSV to integrate Panalpina into DSV’s operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Panalpina) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in DSV’s and Panalpina’s public disclosures.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the risk factors included in any public disclosures of DSV or Panalpina. Any forward-looking statements made in this announcement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realised or, even if substantially realised, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This announcement does not constitute or form part of any offer to exchange or acquire, or a solicitation of an offer to exchange or acquire, Panalpina shares. This announcement is not a substitute for the (i) Swiss offer prospectus, (ii) listing prospectus for new DSV shares or (iii) the preliminary prospectus / offer to exchange expected to be included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC if a vendor placement is not implemented with respect to the holders of the Panalpina Shares who are located in the United States and are not qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933(the “Securities Act”)) ((i) to (iii) collectively, the “Offer Documents”). The Exchange Offer referenced in this announcement has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or pursuant to a vendor placement or another applicable exception from the registration requirements pursuant to the U.S. securities laws.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE OFFER DOCUMENTS (INCLUDING, IF FILED, THE REGISTRATION STATEMENT) AND ALL OTHER RELEVANT DOCUMENTS THAT DSV OR PANALPINA HAS FILED OR MAY FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY SWISS OR DANISH REGULATOR WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

The information contained in this announcement must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. DSV does not accept any responsibility for any violation by any person of any such restrictions.